Invest in StartMart Cleveland

A coworking space that fuels the growth of new business.

INVEST IN STARTMART CLEVELAND

Read through the **SeedInvest Academy** to learn more about the risks of venture investing. Prior to investing in StartMart Cleveland, you will be asked to represent that you have reviewed the educational materials.





EDIT PROFILE

StartMart Cleveland is offering securities under Regulation CF through SI Portal, LLC ("SI Portal"). SI Portal is an affiliate of SeedInvest Technology, LLC, and a FINRA/SEC registered funding-portal. SI Portal does not provide investment advice related to issuers or their offerings, or an assessment of any characteristic of the issuer, its business plan, its management or risks associated with an investment. In addition, SI Portal will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Before making an investment decision, investors should review all of the Company's offering materials and Form C.

This profile and accompanying offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The contents of this profile below are meant to be a summary of the information found in the company's Form C. Before making any investment decision investors should review the company's Form C for a complete discerption of its business and offering information.

Our vision is to create the perfect environment for coworkers and startups to learn, create, connect, collaborate, grow, and prosper.

Highlights

- Members: 100+
- Companies: 20+
- 10% Monthly Organic Growth
- Partnered with 16 local colleges / universities
- In collaboration with 4+ Angel / VC Groups
- Affiliated with Flashstarts Accelerator

- Days Left to Invest: 60
- Raise Description: US $1,000,000 Pre-Seed
- Minimum Investment: US $2,000 per investor
- Security
  Type   : Preferred Equity
- Pre-Money Valuation: US $1,250,000
- Target Minimum Raise Amount: US $200,000
- Maximum Raise Amount: US $1,000,000

The genesis of StartMart Cleveland is a result of many years working with early stage companies, entrepreneurs, and freelancers. We identified distinct challenges companies faced when establishing and growing their ventures. Surprisingly many of these points of "friction" had to do with workspace: inflexible 3-5 year leases, need for expensive equipment, high costs, and disconnected locations.

We established StartMart Cleveland in October of 2015 and created a robust atmosphere where people have the flexibility to grow into their workspace, share resources and be part of a fast-paced business community.

"**Magic happens when customers = shareholders.**" - Charles Stack, StartMart CEO/Founder.

The concept of 'member-owned' has immense value. Since the culture and composition of a coworking community are affected by its membership base, we engage shareholder members in active business development. Alignment and incentives take on new meaning, as shareholder members help shape the culture, curate new members and benefit directly from their growth efforts.

Website: http://www.startmart.us

Office Space | Professional Services | Small and Medium Businesses | Startups | Cleveland

Product & Service

Membership plans are priced on a per-person basis, that way new companies can grow (and shrink) as needed. The membership spectrum covers a range of space options and frequency based upon an individual's necessity.

DAY PASS: 1 Day / Month................................$45 /person

WEEK PASS: 5 Days / Month................................$125 /person

FLEX PASS: Open Desk Weekdays.....................$200 /person

RESERVED: Reserved Desk 24x...........................$300 /person

OFFICE: Office 24x..$600+

        Intern / Co-op....................................$50

Gallery



STARTMART Atrium View. Located on the 2nd floor of Terminal Tower, the office can be seen as the top row of windows within Tower City Mall.

    

Team Story

We share a passion for startups. For the past 18 months we have researched, traveled, experimented, tested, and designed what we believe will become the optimum physical space for coworking and the creation of new businesses. We believe the secret to startup creation and cultivation is providing a high density of supportive, diverse, driven, and creative people. StartMart represents everything we have learned and continue to learn about how to facilitate that success. Crowdfunding now enables our community coworkers to also become co-owners. We anticipate that this increased alignment in interests will further improve the effectiveness of our space.

Founders



Charles Stack
CEO

Charles Stack is founder and CEO of StartMart, Inc. Charles is a successful serial entrepreneur. After graduation from Case Western Reserve University Law School, he formed Parallax, Inc., which developed and marketed a PC-based networking case management software system for asbestos litigation to national law firms and corporate law departments. In 1992, Charles started Books.com, the first online bookstore. Charles pioneered many of the features we now take for granted in today's internet retailers. Books.com offered millions of books, comprehensive searching, collaborative recommendations (patented), shopping carts, price comparisons (patented), real-time credit card processing, affiliate programs, and introduced many other now standard Internet retailing concepts. Books.com was acquired by CUC, Inc. in early 1996 and subsequently by Barnes and Noble. At CUC, Charles designed and launched groundbreaking sites for online music sales, movies, gifts, computer software, and games. In 1998, he founded Flashline to address the new opportunity in software components and web services. After navigating Flashline through the technology meltdown of 2001-2003, Charles focused Flashline on the expanding web services management market and created the leading web services repository solution with multiple patents. BEA Systems, Inc. acquired Flashline in 2006. BEA was acquired by Oracle in 2008 and the Flashline product remains the core offering in Oracle's web services suite. Charles has mentored, advised, and/or invested the first money in several notable start-ups including OnShift, DecisionDesk, eFuneral, Skritter, and iGuiders. In 2000, Charles won the Infoworld E-Business Innovator Award for his contributions to Internet Retail along with Tim-Berners-Lee (WWW), Dr. James Gosling (Java), Jeff Hawkins (Palm Pilot), Richard Stallman (GNU), Times Howes (LDAP), and Phil Zimmerman (PGP). Charles won the Ohio Venture Association (OVA) Venture of the Year award in 2007 and serves on the OVA board. He has mentored and/or been a judge at numerous business plan and start-up competitions including the recent Startup Weekend Cleveland and the 11 regional University iDeaLabs competition. He is a very frequent speaker at investment, start-up, and entrepreneurship conferences as well as regularly sharing his experiences with classes of students at nearly every university in the region.



Shane Lyons
COO

Shannon Lyons is the COO of StartMart, Inc. Prior to joining StartMart, Shannon served as Chief Business Development Officer and Managing Partner at LaunchHouse, a tech accelerator and coworking space. In that role, Shannon secured over $650,000 of investment capital, developed a agile 12-week accelerator program, and invested in over 30 startups. Shannon became an entrepreneur in 2007, when she founded Innovatree, a strategy and innovation firm. She was influential in pioneering the first for-profit Accelerator partnership with NASA in order to discover alternative methodologies for technology commercialization. Shannon holds a Bachelor of Science from Youngstown State University and a Masters of Organizational Development & Analysis from Case Western Reserve University.



Jennifer Neundorfer
CBD

Jennifer Neundorfer is the Chief of Business Development for StartMart. Prior to StartMart, Jennifer was Director of New Business Development for Fox Networks Group, where she launched a scalable mobile broadcast network called Dyle Mobile TV and initiated partnerships with major content owners including NBC, ABC, and CBS. Before joining Fox, she launched the Promoted Video ad product (i.e., Adwords for YouTube) at YouTube/Google, which provided the foundation for YouTube's monetization efforts. Prior to YouTube, Jennifer was a consultant and Team Leader at Michael Porter's Monitor Group, where she helped build the new media and technology practice and advised companies on how to leverage technology as a strategic advantage. Jennifer holds a BA from Harvard University and an MBA from the Stanford Graduate School of Business.

Q&A with the Founder

Q Who are your customers (demographics, geography, etc.)?
:
StartMart Cleveland: Our customer base is small startups, entrepreneurs, freelancers, small service providers, angel investors, and businesses looking for satellite offices in proximity to the startup culture. The basic demographic is professional millennials involved in creative endeavors.

Q What is your realistic addressable market in Ohio?
:
StartMart Cleveland: There are over 1M workers in NE Ohio. Forbes recently estimated that 34% of the workforce nationally consists of freelancers making our Total Addressable Market

approximately 340,000 people. We would be delighted with a Realistic Addressable Market that was 10% of TAM, or approximately 34,000 people.

Q   Detail upfront costs to set up offices.

:

StartMart Cleveland: Within our existing space adding new 2-person dual paned glass walled offices will cost $4,500 each. Each will generate $600/month in revenue.

Q   How will you achieve breakeven with your business model?

:

StartMart Cleveland: We anticipate breakeven once we reach 250 members at $200 per month. We are currently focused on increasing member count. Once we achieve critical mass (~200), we will focus on increasing revenue per member.

Q   What is your additional offices expansion plan?

:

StartMart Cleveland: We plan to open 1 or more satellite offices throughout our region depending on the success of this offering. We anticipate favorable rental rates can be achieved in light of our economic development benefits. Minimum size will be 7,500 sq. ft. and the facilities will be located in high-density mixed-use locations.

Q   What is unique to your customer acquisition strategy?

:

StartMart Cleveland: Crowdfunding itself is the key component of our customer acquisition strategy. We are using crowdfunding to get more members and to incent shareholders to get us more members. Our co-located accelerator – Flashstarts, and our co-located coding academy – WeCanCodeIT, also generate new members. The final unique piece of our customer acquisition strategy is our event hosting plan which will showcase our facility to hundreds of new people every month.

Q   How will your customer acquisition strategy create a sustainable, profitable business?

:

StartMart Cleveland: We believe that our member owned community will prove to be attractive and serve both to retain and attract new members.

Q   Can you break out revenue mix for Membership levels?

:

StartMart Cleveland: Approximately 70% Office, 10% Reserved Desk, 15% Open Desk, and 5% Student/Intern.

Q   Can you break out total revenue by Membership, Events, Entrepreneurship, and Advertising / Marketing?

:

StartMart Cleveland: Currently revenue is almost 100% membership. After we achieve critical mass we project revenue to breakdown as follows: Memberships 50% Events 10% Sponsorships 25% Grants 15%

Q   Describe your partnerships.

:

StartMart Cleveland: We have partnerships with Jumpstart, which is the State of Ohio Third Frontier local development agency – they fund nearly all entrepreneurship programs in the region. We have partnerships with numerous service providers – accounting, law, dev shops, designers, etc. – to provide discounted services, Lunch 'n Learns, Open Office Hours and other educational events. We partner with the Ohio Venture Association and the North Coast Angel Fund. We partner with the B. D. Morgan Foundation for an intern program. We partner with the City of Cleveland for loans and grants. Our university partnerships in NE Ohio revolve around sponsoring events, attracting teams and interns.

Q   What drove the revenue and expenses in October 2015?

:

StartMart Cleveland: We opened for business in October, 2015. Revenue was driven by new memberships, expenses were largely driven by the costs of opening.

Q   How will you reduce costs and increase margins going forward?

:

StartMart Cleveland: Our unique lease agreement increases our gross profit margin as we increase revenue. Once we achieve critical mass we intend to raise the per-member revenue and we will also be able to reduce our marketing expenses significantly.

Show fewer answers from the founder

Term Sheet

Fundraising Description

Round description	Pre-Seed
Round size	US $1,000,000
Minimum investment	US $2,000
Target Minimum Raise Amount	US $200,000
Maximum Raise Amount	US $1,000,000

Key Terms

Security Type	Preferred Equity
Pre-money valuation	US $1,250,000
Is participating?	No

Liquidation preference	1x

Additional Terms

Open Desk Membership through May 31, 2017	Each investor will be entitled to one open desk membership beginning on our initial closing date of the offering and continuing through May 31, 2017. *Please note that tax consequences for recipients (including federal, state, local and foreign income tax consequences) with respect to the free membership will be the sole responsibility of the investors. Investors must consult with their own personal accountant(s) and/or tax advisor(s) regarding these matters.

Use of Proceeds

If Minimum Amount Is Raised


Expand current space
Add amenities
Marketing
Cost of fundraising

If Maximum Amount Is Raised


Contiguous space
Launch satellites
Expand current space
Cost of fundraising
Marketing
Add amenities

INVEST EDIT PROFILE SHARE

Financial Discussion

Our financial statements cover the period from May 20, 2015, the inception of StartMart's predecessor, to December 31, 2015. The statements of the predecessor entity have been reviewed by BDO USA, LLP. These financial statements are available in the Data Room.

Our results of operations. We incorporated the business on May 20, 2015 and began operations in October 2015. From May 20, 2015 through the end of the December 2015, our total revenue from rental income was $14,901, which includes both our membership fees and sponsoring special events. In addition, we had income from grants and our Kickstarter campaign of $ 15,594.

Our expenses during the same period were $35,258. Our largest expense was our office expense, which included the rent required under the lease. Other expenses include high speed wi-fi and internet in our public spaces ($6,778), paying for advertising to increase membership ($3,799), and depreciation for office equipment and furniture ($1,595). This resulted in a net loss of $4,763 for the period from May 20, 2015 through December 31, 2015. We currently do not have any paid employees.

From January 1, 2016 until March 31, 2016, our total rental income was $18,076, and our total grant income was $2,917. Our expenses during the same period were $32,489, which resulted in a net loss of $11,496.

Although StartMart does not currently bring enough money from our rental income to cover our current expenses, we expect to rely primarily on rental income. StartMart expects to reach breakeven at about $55,000 in monthly revenue. There are two key drivers for our revenue: number of members and revenue per member. We are currently focused on increasing the number of members. Once we achieve a level of 'critical mass', which we estimate to be approximately 250 members, we will shift focus to increasing the average revenue per member. We currently have about 100 members averaging about $100 per month. To reach breakeven we are targeting 250 members at $200 per month. We anticipate reaching breakeven within 24 months, by Q2 2018 assuming we exceed our target raise and are able to raise $400,000 in this offering.

Our liquidity and capital resources. We have not generated any significant revenues. While some financial resources have come from membership, membership does not cover all of our expenses. We have relied on the initial capitalization of $51,000 made by our founder, Charles Stack, as well as $43,232 we collected from a combination of grants and our Kickstarter campaign as of December 31, 2015.

StartMart had cash on hand in the amount of $12,166 at December 31, 2015 and $8,400 as of April 30, 2016.

StartMart has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will either defer the capital expenditures it has planned or consider government loans for equipment and build-outs.

Our indebtedness. We do not currently have any indebtedness.

Our recent offerings of securities. Shortly after our incorporation, we issued 125,000 shares of voting common stock to Global StartMart LLC in exchange for its assets, including our existing lease agreement. We have not made any other issuance of securities over the past three years.

Our valuation. We have not undertaken any efforts to produce a valuation of the company. The price of the non-voting preferred stock merely reflects the opinion of the directors of StartMart as to what a fair value would be.

Our use of proceeds. Our target raise in this offering is $200,000 and we will accept subscriptions up to $1,000,000. The proceeds of this offering will be used to cover the operating expenses of StartMart, to acquire additional space and expand the current space, and to cover the costs of this offering.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of StartMart. The following uses of proceeds (assuming a target raise of $200,000 and assuming a raise of a maximum of $1,000,000) are based on StartMart's current spending forecasts:

$200,000 Raise:

- Expand Current office space 50%
- Add and upgrade amenities 20%
- Marketing 5%
- Cost of Fund Raising 25%

$1,000,000 Raise:

- Expand current office space 10%
- Acquire and upgrade contiguous space 20%
- Open 4 Northeast Ohio regional satellite branches 30%
- Add and upgrade amenities 20%
- Marketing 12.5%
- Cost of Fund Raising 7.5%

Our initial priority is to increase the number of small offices in our existing space, with modest amounts spent on marketing and amenities. Secondary priority will be based on our assessment of market demand and will be spread between expanding our existing space, acquiring and upgrading contiguous space or opening satellite offices depending on proceeds from this offering.

Market Landscape

We owe a lot of our StartMart concepts to WeWork, who pioneered the Space as a Service Model and demonstrated the now obvious size and trend of the global shift to coworking. While WeWork has not entered the NE Ohio market we anticipate that they will in the future. We view our member owned model to be a meaningful barrier to entry.

Risks and Disclosures

Does anyone want our product and will they pay enough for it? We will only succeed (and you will only make money) if there is sufficient demand for StartMart. Our members must think that we offer a better option than competitor products and other options (e.g., working from home, working at coffee shops, etc.) and they must be willing to pay for a membership at a level that allows StartMart to make a profit and still attract business.

We might not be the only game in town. There are already a few small companies actively offering coworking spaces in the Cleveland metro area. And, there are several well-funded coworking companies who could enter our market and compete with us on price and the benefits that our spaces offer.

There are little or no barriers to entry in the marketplace. StartMart's concept is not new or unique and there are little barriers to entry in Cleveland due to surplus office space. If StartMart is successful, there may be added competition in the marketplace which could impact our ability to generate revenues.

We depend on a small, unpaid management team. We depend on the skill and experience of three individuals, Charles Stack, Shannon Lyons, and Jennifer Neundorfer. Each has a different skill set. Charles Stack is 62 years old. And, though our management team has a passion for StartMart and has equity interests in StartMart, at this time none are full-time or paid employees. If we are not able to call upon one of these people for any reason, our operations and development could be harmed.

We are controlled by our officers and directors. Our officers and directors currently indirectly hold all of our voting common stock, and at the conclusion of this offering Charles Stack will continue to hold a majority of StartMart's voting common stock. Investors in this offering will not be provided voting rights and will not otherwise have the ability to control a vote by the shareholders or the board of directors.

We will need more people to join StartMart. We will need additional people with the skills necessary to ensure are able to manage our properties, develop relationships with the community, organize events and work on our sales and marketing. The people we bring on should come with specialized skills that will bring value to StartMart. There are no guarantees that we will be able to find the right people for the job.

If only the target of $200,000 is raised, StartMart is going to need more money. We might not sell enough securities in this offering to meet our operating needs over time and fulfill our plans, in which case we may cease operating and you will get no return on your investment. Even if we raise more than the target of $200,000, we will probably need to raise more funds in the future, and if we can't get additional funds, we will be unable to execute on our full business plan for expansion. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in StartMart being worth less, because later investors might get better terms.

It is difficult for us to accurately predict our earnings potential. Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that we will face many difficulties typical for early stage companies. And, we might not be able to find suitable leases that suit our vision, have unexpected construction costs while converting these spaces to our needs, and have difficulties developing the partnerships with organizations and education institutions to fulfill our vision.

What's good for Cleveland is good for us. We are a regionally based company focused on Cleveland and Northeast Ohio. If the economic conditions in the area change, it could have direct impact on the demand for our services. And, at this point we have just one location. If something happens at our current location that forces us to relocate or otherwise damages our business, it could have a detrimental effect on our ability to continue.

Any valuation at this stage is pure speculation. We are not saying StartMart is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

You can't easily resell the securities and there are transfer and resale restrictions during the one-year period following issuance. There are restrictions on how you can resell or transfer your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that we will ever go public, and we anticipate that there will be a lot of acquisition activity in this space, and although StartMart would entertain reasonable offers, it is speculative whether StartMart will be acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

We are offering preferred equity which poses unique risks. Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold. However, while preferred equity holders will be compensated before common stockholders in the event of bankruptcy, they do not receive preference over creditors and bondholders. In addition, certain classes of preferred equity may not have any voting rights.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



DOWNLOAD

StartMart Cleveland's StartMart Form C

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download StartMart Cleveland's StartMart Form C here.

Data Room

NAME	LAST MODIFIED	TYPE
> 🗀 Pitch Deck and Overview (2 files)	Apr 1, 2016	Folder
> 🗀 Product or Service (9 files)	Apr 1, 2016	Folder
> 🗀 Financials (1 file)	May 16, 2016	Folder
> 🗀 Investor Agreements (1 file)	May 16, 2016	Folder
> 🗀 Due Diligence Report (1 file)	May 16, 2016	Folder

Frequently Asked Questions

About Reg CF Offerings

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options, limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive shares, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (a copy of which may be found below) before making any investment decision.

Making an Investment in StartMart Cleveland

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by StartMart Cleveland. Once StartMart Cleveland accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to StartMart Cleveland in exchange for your shares. At that point, you will be a proud owner in StartMart Cleveland.

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A *convertible note* is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to a startup with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types check out "How to Choose a Startup Investment" in our academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, StartMart Cleveland has set a minimum investment amount of US $2,000.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Social Security Number or government-issued identification

5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

How can I (or the company) cancel my investment?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date your made your investment.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own shares after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about their business.

Can I get rid of my securities after buying them?

Securities purchased through a Reg CF offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company who sold the securities

2. To an accredited investor

3. As part of an offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or

divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

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This site is operated by SeedInvest Technology, LLC ("SeedInvest"), which is not a registered broker-dealer. SeedInvest does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. SeedInvest has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither SeedInvest nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this site or the use of information on this site. By accessing this site and any pages thereof, you agree to be bound by the Terms of Use and Privacy Policy.

All Regulation CF offerings are conducted through SI Portal, LLC ("SI Portal"), an affiliate of SeedInvest, and a FINRA/SEC registered funding-portal, located at 222 Broadway, 19th Floor, New York, NY 10038. Regulation CF offerings are not permitted to be conducted by SI Portal prior to May 16, 2016, and it shall not do so. All other securities-related activity, including, but not limited to private placement offerings under Regulation D and A are conducted by SI Securities, LLC ("SI Securities"), an affiliate of SeedInvest, and a registered broker-dealer, and member FINRA/SIPC, located at 222 Broadway, 19th Floor, New York, NY 10038, and/or North Capital Private Securities Corporation ("NCPS"), an unaffiliated entity, and a registered broker-dealer, and member FINRA/SIPC, located at 2825 E Cottonwood Pkwy, Salt Lake City, Utah 84121.. SI Portal, SI Securities and/or NCPS do not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

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